Filed by: BHP Billiton Plc

and BHP Billiton Limited

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Rio Tinto plc

Commission File No.: 001-10533

The following is a transcript of a media briefing conducted by Marius Kloppers, Chief Executive Officer, BHP Billiton.

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TRANSCRIPT OF PROCEEDINGS

O/N 87796

BHP BILLITON LIMITED

FULL YEAR RESULTS

AUSTRALIAN MEDIA BRIEFING

MR MARIUS KLOPPERS, CEO

VIDEO AND TELEPHONE CONFERENCE, SYDNEY

4.38 PM, MONDAY, 18 AUGUST 2008

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MR KLOPPERS:  Good afternoon to everybody in Australia.  Good morning to those of you in the UK, South Africa and elsewhere.  I realise you wouldn’t have had much time to run through these results.  So, as usual, I will run through some highlights before we go to questions.

Let me begin with safety.  We saw a further improvement in our rolling 12 month total recordable injury frequency rate which is the main indicator that we use to track safety performance and during the year that indicator improved by 20 per cent to 5.9.  However, despite this positive result we suffered 11 fatalities.  These fatalities have a devastating impact on families, colleagues of those involved.  As a senior management team we believe the zero harm is possible and will continue to focus on making zero harm a reality.

Now, to our financial performance.  In the past year we have continued to see strong results for our products and supply side constraints which has resulted in a strong pricing environment.  But prices alone are not enough.  And I am pleased with our strong operating performance which underpins this record result, the seventh in succession.  Underlying the EBIT, the … was up 22 per cent to $28 billion and EBIT up 21 per cent to $24.3 billion.  Attributable profit was up 12 per cent to $15.4 billion dollar before exceptional items.  And EPS was up 18 per cent to $US00.275 per share.  I would like to highlight our underlying EBIT margin which stood at 48 per cent, or put a different way out of each dollar of revenue nearly 50 cents to the EBIT line.  So we have been able to capture a significant amount of price movement to the bottom line despite significant cost pressures in our industry.

I think you will agree that these are spectacular results for any industry.  Our dividend also, or our dividend increase also underpins the confidence that we have got in the long term outlook for our industry.  We have rebased our dividend with the final dividend being 41 cents per share and this is 52 per cent above last year’s final payment.  If we just take a little bit of a step and look at the past three years, we have increased that dividend by 150 per cent over the past three years.  I should note that the new base that we set after rebasing the dividend this time around will form the base from which we will continue our long standing aggressive dividend policy.

Looking to further growth.  We have achieved first production in 10 assets across five major commodities and during the year we also approved seven new projects.  Growth is particularly valuable when it is in higher margin products and virtually all of our volume growth has been in the highest margin volumes of iron ore, base metals, petroleum and manganese.

Perhaps a few words about the macro environment.  As you are all aware the growth rate in the developed economies continue to slow driven by credit and liquidity issues and impacted by inflation and raw materials and energy.  The IMF data shows that the 2009 growth for the developed economies is almost halved from the 2001 to 2007 average.  But the slow down in China is much more muted.  Only time will tell to what extent the Chinese economy is decoupled from the rest of the world, but we can clearly see some differentiation in the economic performance of China, the main

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driver of our volume growth, and the developed world.  The slow down in China also seems to be concentrated in the light export, or light manufacturing sector.  For those economies that are in the heavy sectors, for those economies that are primarily driven by local investment and local consumption we see strong performance and a strong outlook.  These sectors are by far and large the biggest drivers of our resource demand.

The demand side is clearly important.  I hope that we have spoken clearly about our long term view that the demand side will be robust but the supply side is also very important.  The industry has spoken and it is well reported that there are a number of factors that impact the industry’s ability to produce more product.  And that ranges from facilities running at 100 per cent capacity to industrial action, labour and equipment shortages.  We are also seeing significant inflationary problems when we are talking about capital.  We are talking about power problems, deterioration of grade and so on for the whole industry.  BHP Billiton is exceptionally well positioned though to deal with these issues.  We have got a portfolio of growth in environments where we are very secure and comfortable in operating and we know the operating environment well.  So we believe that our performance on the supply side will be differentiated from that of the rest of the industry.  We do however believe that the supply side issues have not been adequately discounted when people take into account future growth in supply.

So in conclusion BHP Billiton has had another outstanding year.  Our diversified portfolio has again delivered excellent results and we have made the necessary investments in projects that are going to allow us to continue grow.

Finally, I will touch upon our offer for Rio Tinto.  As I have outlined BHP Billiton has got a great future as a stand alone company.  That in the context of the longer term growth, the demand challenges that the world will deliver and the supply challenges that I have described, the combination of BHP Billiton and Rio makes more sense than ever.  We believe that the deal that we have got on the table is value … for both sets of shareholders and as you know we said right from the start that we have got to be very patient.  It seems to me sometimes that we have been more patient than some others out there, but we are working our way steadily through all of the regulatory preconditions.  As you know, we were very pleased to clear the American DoJ preconditions early, earlier than we expected and we are now hard at work on the other preconditions that remain.  There is not much more that I can say about this at this stage other than to reaffirm that the original timetable as we laid it out remains within the guidance that we have given.

So on that note I would like to open up the questions.  May I have the first question please.

MS: … :  Thank you.  The first question is from Alex Wilson from Dow Jones.  Go ahead, thank you.

MR WILSON:  G’day Marius.  We have got a bit echo on the line here.

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MR KLOPPERS:  I can hear you clearly.

MR WILSON:  … speculation about you guys being interested in moving into platinum.  Could you comment on whether you are interested in moving into that material?

MR KLOPPERS:  We are kind of busy now and focused on the main event here.  We have clearly said that the current opportunity that we are working is by far the most value accretive transaction that we can do in the industry and that view of the immense overlap in synergies that we can create through the Rio Tinto combination, our view remains unchanged that that is the main event here.

MR WILSON:  So we won’t see you making any moves on any platinum companies in the near future?

MR KLOPPERS:  I can unfortunately not talk about speculation.  All I can say is we are tremendously focused on the task at hand here.  The two-fold task:  the one to run the base business and the other one to do this Rio transaction.

MS … :  Thank you, the next question is from Jamie Freed from Sydney Morning Herald.  Go ahead thank you.

MR FREED:  Hi Marius, I was just wondering what are your plans for the excess cash you are generating before the Rio deal is completed apart from your increased dividend today?

MR KLOPPERS:  Jamie, we have got our hands tied a little bit.  You know our CFO, Alex Vanselow, who is in Sydney today, you know, goes through these, you know, very difficult times when he understands that we can’t actually buy shares and we won’t be able to buy back shares at this time.  So it is unlikely that throughout the course of this transaction that we are in that there will be an opportunity to buy back shares.  So really the ways that we have got to return capital to shareholders in the interim is really through the dividend rebasing that we have done today.  Obviously the progressive dividend on top of that.  But I should point out, of course, that as a part of the Rio transaction we have committed to a 30 billion buy back of stock, post completion of that transaction and those plans really remain intact in an unchanged way.

MS … :  Thank you.  The next question is from Peter Klinger from the West Australian.  Go ahead, thank you.

MR KLINGER:  G’day Marius.  I’m just wondering if you can give us a commitment that BHP will go ahead with the outer harbour expansion at Port Hedland if your Rio bid is successful.

MR KLOPPERS:  Peter, let’s just see where we are on our iron ore expansion plans in WA.  Obviously, we’ve got other projects going on in Brazil and so on as well, but

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in WA, we are doing what we call RGP5, rapid growth project 5.  We’ve committed about a billion dollars in pre-commitments there to order long lead-time items.  We have not sanctioned that project.  It’s very imminent and that will be sort of billions of dollars more.  That is, as we’ve outlined before for dredging a couple of berth pockets in the inner harbour, duplicating some railway line and so on and so forth.  The next project that we will do is the so-called Quantum project.  This is obviously an earlier stage and has not yet moved into feasibility like RGP5, so like I always have to answer on all of those projects that are still in pre-feasibility, don’t appear on our official execution schedule and so on, you know, the final shape, scope and form of that is yet to be sanctioned and I really can’t go beyond that for the outer harbour developments.

MR KLINGER:  Can I just follow up with an unrelated question, Marius.  Have you sensed any changes in the mood of the Rio shareholders and I suppose your own shareholders over the months since you actually announced your intention to launch this bid for Rio?

MR KLOPPERS:  Peter, we obviously have, in the next couple of weeks, as we present our results, have the opportunity to talk to our shareholders who are also the Rio Tinto shareholders.  I think what I can say is that we’ve been very pleased in the way that the two stocks have traded, the way that the exchange rate ratio has shown that it would be extremely different to envisage a situation where Rio Tinto can create as much value as our bid gives on its own.  So I think the combination of strong performance in manganese, strong performance in petroleum and of course, as we look forward, extremely strong performance in coking coal makes us feel very confident that we’ve put on the table for the Rio Tinto shareholders is of value, but obviously that there’s value for our shareholders as well.

MR KLINGER:  Thanks.

MS ……:  Thank you.  The next question is from Luke Forrestal from The Financial Review.  Go ahead, thank you.

MR FORRESTAL:  Hi Marius.  I just wanted to ask a question about Ravensthorpe.  We had the $313 million write down this time around.  I’m just wondering if, in this current environment for nickel price and rising sulphur price and that sort of thing, whether the operation would be profitable if it was at full capacity.

MR KLOPPERS:  Yes, thanks.  Just a word of correction.  We obviously didn’t have a write down in the Ravensthorpe capitalisation.  What happens with every project, particularly those like chemical plants and so on which have an extended ramp up schedule, alumina refineries, nickel refineries, you have the full operating costs from day one but your product comes through on a ramp up curve and it’s really that wedge of expense that you’ve seen come through and that is, you know, that’s normal.  We see that in all of our operations when we start up new things.  In terms of ramping up, do we believe that Ravensthorpe will be a profitable NPV accretive asset to the group?  Absolutely we believe that to be the case.

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MR FORRESTAL:  Right, okay.  And what’s your outline for the nickel price going forward?

MR KLOPPERS:  We always find it difficult to make price predictions but I think there are a number of things to take into account.  Upwards pressure on the Renminbi, a very expensive input costs for reductants, which will impact things like blast furnace nickel pig iron capacity in China.  I think the other thing that is often overlooked is that there are a number of nickel players in the industry which at these sorts of price numbers are not making a profit.  And I wouldn’t be surprised if we see some further western world capacity shut down over the next couple of months.  So all in all, that points me to a situation where we feel confident that the supply/demand balance in nickel will be manageable going forward.

MR FORRESTAL:  Right, thank you.

MS ……:  The next question is from Brendan Ryan from Mining MX.  Go ahead, thank you.

MR RYAN:  Hi Marius.  Question on your diamond and specialty side which is now I think it’s less than one per cent of your total EBIT.  Do you still view this section as core to your business or might you dispose of it?

MR KLOPPERS:  Thank you.  You know, in a very real way the BHP Group are probably working on the most exciting opportunity of them all – the opportunity to enter a new business and to enter a new business at scale.  You will recall that the potash business falls in this section, so when we look, and we’ll give an update in a couple of months time on exactly how that project is progressing, we’ll see about 100 million dollars of expense on that project over the next 12 months as we firm up and eventually that could result in billions and billions of dollars being invested in potash mining.  So we’re very confident that this team is an integral partner, is very important to us.

MR RYAN:  My specific – is the diamond business.  Is that – does that remain core to you?

MR KLOPPERS:  I think that I would take a look at the whole package of things that we’ve got there.  We do see this CSG as sort of an incubator CSG for some of the other – for some of the products that we’re wanting to grow.  Clearly we haven’t been able to grow our diamond business over the last couple of years but I always say that one shouldn’t take just absolute scale into account; one should look at the quality of the business, and we think that we’ve got a quality portfolio of businesses in this group and overall.

MS ……:  Thank you.  The next question is from Matt Chambers from The Australian.  Go ahead, thank you.

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MR CHAMBERS:  Hi Marius.  You mentioned that you wouldn’t be surprised if you …(inaudible)… shut down of nickel operations.  Are any of your operations in any of your businesses sort of facing this sort of dilemma or decision?

MR KLOPPERS:  Matt, we try and operate at the bottom end of the cost curve so we feel that the current pricing environment across all of our products, as you can see by our margins, I think the lowest margin we have in any product was 24 per cent and that ranges all of the way to the mid 80 per cents.  For that you should take it that we’ve cleaned out portfolio of smaller, higher cost assets, in line with our strategy over many years.

MR CHAMBERS:  Also on the regulators, have you had any feedback as far as what they’re thinking re the merger, especially with the Australian regulators pushing back the timetable a bit?

MR KLOPPERS:  Yes.  I think again we believe that our timetable that we indicated is sort of at the start of this process but particularly at our last set of results that that timetable is still intact.  It’s a little difficult for me to talk about individual negotiations and talks with regulators so I’m unfortunately not able to give you any insight into that today.

MR CHAMBERS:  Okay, thanks.

MS … :  Thank you.  The next question is from Paul Garvey from the Financial Review.  Go ahead thank you.

MR GARVEY:  Hi there.  Just keen to see with the petroleum division, I notice that it’s now grown to the second biggest contributor of underlying EBIT there and do you think this result today really puts to rest any of those questions about whether oil belongs in a company like BHP?

MR KLOPPERS:  Yes, Paul, well we certainly hope that that’s a continued, you know, sort of track record of showing why we value this business so highly and as you will recall a couple of months ago we sort of did an open day on petroleum.  I think that gave people a lot of insight into what’s actually happened there, the growth profile and so on, but we absolutely have always seen petroleum as an integral part of the portfolio and certainly it’s a business that we’d like to invest in and if I judge from the conversations that I have with the media stake holders, investors and so on, people understand that this is going to be a massively value accretive investment for us over the year, over the energy short period that lies ahead of us.

MR GARVEY:  Thanks.

MS … :  Thank you.  The next question is from Mark Cash from ABC.  Go ahead thank you.

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MS GLANVILLE:  Hello, sorry, it’s actually Bridget Glanville here from the ABC.  Look, I’m just interested, Marius, at the beginning you mentioned there had been 11 fatalities.  It was obviously one of the first things you mentioned.  Firstly, where were those deaths and how does that number compare to previous years and what are you doing to make sure that you have zero fatalities?

MR KLOPPERS:  Thank you.  The fatalities are difficult to talk about without getting emotional.  The event that really shook us was that we had a helicopter crash where basically a pilot flew a helicopter into terrain and we had five fatalities.  That was a truly tragic event and would be the single biggest event that we’ve had.  I think historically we probably have reduced our fatality rates over time.  It varies certainly from year to year, but unfortunately we still have multiple fatalities every year in this business which is something that we’ve got to continue to work on.

MS GLANVILLE:  Do you think that you need to review your safety policy?  Do you think you need to, yes, review your safety policy?

MR KLOPPERS:  Bridget, if I look at our safety incidents and so on, 50 per cent of our fatalities or so would be people with light vehicles making accidents and so on, the same sort of accidents that the government of Australia or the state governments struggle with every year and despite best efforts for example the state we are living in, in Victoria, I think they’ve still got something like 500 fatalities a year on the roads.  So it’s a continued task and you know most of these accidents occur in ways which you don’t associate with the mining industry but purely by people driving vehicles around and clearly we’ve got to do more.

MS … :  Thank you.  The next question is from Barry Fitzgerald from The Age newspaper.  Go ahead thank you.

MR FITZGERALD:  Hi Marius.  Firstly a question on the dividend, I appreciate it’s up substantially, but I was just wondering I think it’s roughly 25 per cent of EPS, is there any prospect of it ever getting to 50 per cent like it was three or four years ago?

MR KLOPPERS:  Sorry, Barry, you will just have to repeat that question.  You cut out a little bit, sorry.

MR FITZGERALD:  Sorry, it was on the dividend.  I appreciate it’s up substantially, but I was wondering if there’s any chance or prospect of it getting back to the 50 per cent of EPS that we saw three or four years ago?

MR KLOPPERS:  Barry, our first task is to have value accretive projects that we can invest in.  If you look at that $18 billion of cash flow that we generated over the year, over the last year and going forward, you know, we will certainly spend north of $10 billion only on Greenfield type investments per year and beyond that.  So the most important for us is to invest in our business.  We would ideally like to invest even more, so I think that’s the sequence in which we always take it, invest in our own business in a value accretive way, grow our progressive dividend and then return any

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surplus cash to shareholders in the form of buyback special dividends and so on.  That priority of cash flow is really unchanged and I think that the fact that we are able to invest more money in our business and progressively have been doing so is a sign of strength for us.

MR FITZGERALD:  A question on uranium, I was just wondering we’ve seen ERA secure a first sale into China, I was just wondering are you guys far behind?

MR KLOPPERS:  Well I think we’ve obviously worked very hard in order to make sure that we can sell uranium into China.  The major market for us there will obviously be when we ramp up our uranium production from Olympic Dam but certainly we see the nuclear industry in China as a material solution to the world’s greenhouse problems, air pollution and so on and we’d like to be a part of that.

MR FITZGERALD:  But it’s fair to assume that you are in negotiations in China for the uranium sale.

MR KLOPPERS:  Barry, we essentially inherited a fully sold uranium portfolio when we bought WMC and that’s really the availability of raw material is really the thing that will determine who we can service beyond our existing customer relations, but we’re fully sold and that really governs where we move material to.

MR FITZGERALD:  Okay, and just finally, are Rio having all sorts of problems with Simandou in Guinea, I was just wondering whether the political situation there has impacted at all on your alumina project?

MR KLOPPERS:  Barry, we continue to work away.  We’ve obviously been working there at sort of a more advanced rate.  We are obviously in close discussion with the Guinean government in order to ensure that that investment is as viable as it possibly can be for both parties, but to date we certainly have no indication that there are any issues around our licences, our ability to build the project and so on.

MS … :.  Thank you.  The next question is from James Regan from Reuters News.  Go ahead thank you.

MR REGAN:  Hi Barry, this is Jim Regan.  You know if we are seeing some licence … then continuing strong demand for a lot of the industrial raw materials can you offer some insight possibly into why prices of copper, zinc, things like that, have gone down so dramatically in the last few months?

MR KLOPPERS:  I think we shouldn’t confuse sort of short term sentiment with what really drives our decisions which is the long term supply and demand outlook.  And if I look at the long term there is nothing that changes my view of where China is going to over the long run and it’s really on that basis that we’ve got to make all of these investment decisions for Greenfield and Brownfield projects we’re doing at the moment.  I do think that in the nearby term these price changes have occurred are not

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large changes in inventory and again as I stated in the preamble this morning I think that people are way too optimistic and have been way too optimistic for years on the speed at which new projects can really deliver new volumes.  So I think that we’ve got a very few underlying fundamental changes that have given rise to these price changes.

MR REGAN:  So is it more something that situation within the financial market?

MR KLOPPERS:  You know I wouldn’t like to speculate on exactly the reasons, how price formation and so on take place, James.  For us we are always focused on the medium and long term because that’s where we’ve got to base our investment decisions on.  And you know, the biggest confidence that I can give on what our outlook is for the long run is to point at the dividend rebasing today and to look at the growing investment, capital investment pipeline, that we continue to expand.  That gives you all of the signals of how we feel about that material in terms of growth in the developing world over many years.

MR REGAN:  Thank you.

MS ….  The next question is from Michael Vaughan from The Financial Review.  Go ahead thank you.

MR BOND:  Just following on from Jim’s point there, obviously we can appreciate that the Chinese growth story has probably got a lot longer to run but in terms of sort of short term aggressive growth with commodity prices running up hard as in the last three years can we almost say that China has peaked at this point and that demands from this point on will still be strong but it won’t be pushing commodity prices up as high as we’ve seen in the last couple of years?

MR KLOPPERS:  I think that what people suggest when they talk about China but also the rest of the developing economies is the effect of cumulation.  You know 8 per cent growth today is not the same as 8 per cent growth in China a couple of years ago because the base on which that accumulates is larger.  So what you’re actually seeing is that in absolute volume terms the amount of material that you’ve got to deliver is actually exponentially increased with its cumulative growth.  If I look at our own portfolio and I take a look forward view on what is going to happen in that portfolio, you know, we’ve always said that we’ve got a diversified portfolio, some products perform a little weaker, others perform a little stronger.  If I take a look forward you know we’d probably see that aluminium has been a little bit weaker but we’ve seen on the same token that coking coal has been much stronger, manganese has been much stronger.  So I think if you take that overall mix into account we certainly feel that we’ve got great business conditions going forward.

MS ….  The next question is from Cameron England from News Limited.  Go ahead.

MR ENGLAND:  Hi Marius, I was just wondering when we can expect an update on the potential costs and the pre feasibility process for the Olympic dam expansion?

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MR KLOPPERS:  The Olympic dam development which is the thing that you always find nailed down in your pre feasibility study is essentially complete or locked in.  What the team is doing now is they are working that particular path to look at execution, to look at costing and so on.  The next very visible thing that will be in the public domain is that we’ve got to complete an EIS covering all of the stages of development of Olympic dam which we’ve outlined previously and we’d like to put that EIS for the total development path in place so that we know we can continue to expand this marvellous asset going forward.  That process will take us probably into early 2009 when the public can start commenting on that.

Obviously that’s a public process and then beyond that you know you normally have sort of a 9 to 12 month engagement period before that is complete.  Only when obviously you have cleared all of your regulatory preconditions here you know such as EIS and so on, can you make the investment decision.  At that point in time we will declare the capital for that project, not before.

MR ENGLAND:  And are you leaning towards a combination of on site processing and export concentrates, and if so, what has been the response from the Australian Government about the potential of exporting concentrates that have uranium in them?

MR KLOPPERS:  The way we look at is that for South Australia, Australia and for ourselves we must create the set of conditions that have got the maximum probability of success.  Now let me take a step back.  When we inherited that project through the WMC transaction the WMC plan as in a very small company was to do a giant project all in one go, tens of thousands of people in one location building things at the same time.  You know, we’ve obviously got a lot of experience in projects and we immediately looked at that and said, well look, let’s prove up the old body which is what we’ve done, let’s look at a do-able expansion sequence which has resulted in the concept that you’ve seen and one of those elements is while we will likely continue to add smelting capacity and so on in our existing smelter and so on is not to duplicate investments there that don’t really add value.

So certainly one of those things would be the export of concentrates but remember that we export the uranium for processing offshore in any case and you know, exporting the uranium with some copper co-product along that is actually not that different from exporting the uranium that we export at the moment in any case.  So it’s not the enormous deal that people perfectly make of that.

MR ENGLAND:  Okay, thank you.

MS ….:  Thank you.  The next question is from James Chessell from the Financial Review.

MR TRESSELL:  Jamie and Barry covered on most of what I wanted to ask but could you just confirm for me the payout ratio was – for the dividends was 20 per cent and I just wanted to get a feel for what it is now.

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MR KLOPPERS:  I don’t have the exact figure in my head but that’s not directionally far off the mark but I just want to step back and stay we’ve always got to look when we look at capital return at our three prong strategy investment in our business and then it’s the combination of dividends and buybacks that is important here and you know a little later on today we will present some graphs on how that has changed.  I think just on reflection since the creation of BHP Billiton company years ago we have returned approximately $32 billion of capital in dividends and buybacks.  So we’ve got a very high level of commitment to return all surplus cash to shareholders but certainly that payout ratio is not dramatically off the mark.  I just as I stand here don’t have the exact figure in front of me.

MR TRESSELL:  Okay, thanks.

MS ….:  The next question is from Jamie Freed from the Sydney Morning Herald.

MS FREED:  Marius, just on platinum and disregarding the real merger are you interested in platinum in a general sense in the future and do you mine deep underground mining?

MR KLOPPERS:  We’re guided by health and safety considerations and we want to operate businesses which give us an ability to have zero fatalities.  That does exclude certain types of mining methods but it doesn’t exclude per se deep level mining.  Let me give you an example.  In Olympic Dam there’s obviously an underground mine.  I think our joint development in Resolution with Rio Tinto will be a deep level underground mine but we are proceeding with those things because we believe the mining methods used can be executed safely.  In platinum there is a mix of mining methodologies in use.  Some of them would fulfil our safety requirements.  Some of them would not.

MS FREED:  Okay, and I’m switching to commodities.  Do you think bulk commodities are going to continue to out-perform LME commodities over the next year?

MR KLOPPERS:  I think our message is not that changed from the beginning of the year.  Those commodities which are less finding constrained and where there is a larger processing component where essentially processing capacity can be easily added are probably the products that we believe over the long run have a slightly lower potential to return profits and particularly to pass price changes to the bottom line.  Most notable around that, I think, would be aluminium.  We have said at the beginning of this year that aluminium capacity is going to be continued to be constructed but in contrast to what people then said and that has happened.

On the other side I wouldn’t you know sort of make that strict definition between LME and bulks.  I would rather say that it really is a product-by-product snapshot that you’ve got to take of how new capacity has got to be added.  If I take a look at copper for example the world hasn’t constructed any new large copper mines and it hasn’t really put any capital into new geographies in a big way in order to bring on

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those massive volumes of copper so I have to think that in the medium to long term copper is going to be a very exciting product to be in.  So it differs a little bit.

MS FREED:  All right, thanks.

MS ….:  This final question is from Lihuongmi from Metropolitan Singapore.

MS LEE HONG MAY:  Good afternoon.  I just want to clarify one thing.  It’s about – I read something talking about Chinese authorities who have received an application concerning this merger with Rio.  First, I want to confirm whether it’s true or not and then the second thing will you please give me the kind of rough tonnage for the iron ore production for last year as well as how much is for export.  That would be my question, thank you.

MR KLOPPERS:  Certainly China is one of the places where we’ve got to file for regulatory clearance in due course.  Perhaps just a general word about you know Asian regulatory authorities, they are normally post deal clearance filings so they happen fairly late in the process.  If we take a look at our projected iron ore sales and production I think the first thing to note is that almost all of our production is exported.  There is about perhaps five million tonnes that goes to Blue Scope Steel in Australia.  That really is the only domestic customer that we would have either in Brazil or in Australia.

The rest of it is all exported and if we take a look going forward of our FY 2009 production I think that we will produce on hundred per cent terms about 160 million tonnes.  That includes the Australian operations and includes the Brazilian operations so about 160 million tonnes on a hundred per cent basis.  I’m taking into account the fact that we’ve got some minority partners for that.  We will produce to my recollection something like 125 to 130 million tonnes of equity production out of that 160 million tonnes.  That is for FY ’09 which is the year that is coming.

MS LEE HONG MAY:  Thank you.

MR KLOPPERS:  Okay, I think we’ve just to ring off at this point in time.  We’re out of time.  I encourage all of you that have dialled in to also listen to our results presentation which will start in a few minutes and where there will be more information on some of the aspects that you’ve raised and obviously we will take some more Qs and A at that time.  Thank you very much for dialling in this evening particularly to those people in the late afternoon in Australia but also to those in other time zones around the world.  Thank you very much.

CONFERENCE ADJOURNED AT 5.19 PM

Information Relating to the US Offer for Rio Tinto plc

BHP Billiton plans to register the offer and sale of securities it would issue to Rio Tinto plc US shareholders and Rio Tinto plc ADS holders by filing with the SEC a Registration Statement (the “Registration Statement”), which will contain a

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prospectus (the “Prospectus”), as well as other relevant materials.  No such materials have yet been filed.  This communication is not a substitute for any Registration Statement or Prospectus that BHP Billiton may file with the SEC.

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Information for US Holders of Rio Tinto Limited Shares

BHP Billiton Limited is not required to, and does not plan to, prepare and file with the SEC a registration statement in respect of the Rio Tinto Limited Offer.  Accordingly, Rio Tinto Limited shareholders should carefully consider the following:

The Rio Tinto Limited Offer will be an exchange offer made for the securities of a foreign company.  Such offer is subject to disclosure requirements of a foreign country that are different from those of the United States.  Financial statements included in the document will be prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

Information Relating to the US Offer for Rio Tinto plc and the Rio Tinto Limited Offer for Rio Tinto shareholders located in the US

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuers are located in a foreign country, and some or all of their officers and directors may be residents of foreign countries.  You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws.  It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that BHP Billiton may purchase securities of either Rio Tinto plc or Rio Tinto Limited otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

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